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# Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 12, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

RECEIVED
2006 JAN 23 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: News Release dated January 12, 2006

Enclosed is a copy of our News Release dated January 12, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 12, 2006

For Immediate Release
TSX Venture: "DTA"

**UPDATE**

## WINTER EXPLORATION TO BEGIN AT ATKINSON GOLD PROSPECT

## DIAMOND GRADE AND SIZE DISTRIBUTION AT THE DO27 KIMBERLITE MAY BE HIGHER AND BETTER THAN REPORTED TO DATE

With funds raised through its private placement completed on December 23, 2005, earlier financings, and the exercise of warrants and options up to December 29, 2005, Dentonia has approximately $3,500,000 on hand, sufficient to make its pro rata contribution to the exploration and sampling of the DO27 kimberlite, the exploration of DO18 kimberlite and surrounding claims at Lac de Gras, NWT, in the total estimated amount of $16,233,000, for 2006 or in the case of Dentonia, a pro rata contribution of $1,030,000 for the two phases in 2006, as detailed in Dentonia's news release of December 14, 2005, Dentonia's advances made towards these programs is in the sum of $416,062.50 to date.

Additionally, Dentonia is in a position to carry out meaningful exploration programs at the Atkinson Gold Prospect, Ontario and the Thomlinson Creek Molybdenum Prospect, British Columbia.

At Pellatt Lake, Dentonia is currently being carried to production retaining a 25% interest in its 7 claims and a 25% pro rata interest in DHK's 6 claims and leases.

The Pellatt Lake claims are located north and adjacent to the De Beers' Hardy Lake leases and contain at least one diamondiferous kimberlite and numerous potential drill targets.

### GOLD

The Atkinson Gold Prospect, Porcupine Mining Division, Ontario, located at the northern margin of the Abitibi Greenstone Belt, about 15km south of the Detour Lake Mine (below James Bay), consists of four claim groups, the Lipton, Atkinson West, Nash, Horner, two targets were drilled on the Horner claims, October/November 2005, with negative results and no further work at this claim block is planned at this time.

Dentonia has now signed drill contract with Major Drilling Group International Inc. ("Major") dated January 9, 2006 for a minimum of 2,000 meters of BQ drilling, to commence on or about February 1st, 2006, initially at the Lipton claims. Dentonia has made a $80,000 deposit.

### Lipton

On the Lipton group, significant gold mineralization defined by a number of drill holes in 1996, grading better than 2.5 g/t, the best hole 10.7 g/t over 9m, and geophysical surveys, the latest being Dentonia's ground magnetometer survey in April/May 2005, have defined targets to be explored by diamond drilling during the upcoming program.

Dentonia's ground magnetometer survey, April/May 2005, mapped a deep seated magnetic feature, 60m below surface, to the northeast of the 1996 drill hole, (10.7 g/t), which will be tested during this proposed program.

This mineralized zone is interpreted to be open down dip and along strike to the north-east.

Geophysical surveys, have also defined 11 targets, in addition to this gold zone, on the Lipton claims which are to be explored by diamond drilling.

**Atkinson West**

Geophysical surveys and diamond drilling on the Atkinson West claim group, to date, have indicated the presence of a geological structure, a sequence of folded and volcanic rocks, trending east-west, dipping moderately to steeply to the south.

In 1974 Amoco's hole 6-1 intersected a 1.5m thick zone grading 2.7 g/t gold. Dentonia's drill hole AW-05- 01, October/November 2005, located 80m to the west of drill hole 6-1 was drilled to a depth of 155m, and intersected pyrite and pyrrhotite with minor chalcopyrite over a 12m thick section with slightly elevated to anomalous gold values, i.e. 309 ppb gold. Several targets along this trend have been identified and may be tested by diamond drilling during the proposed program.

These programs are estimated to cost approximately $350,000.

**DIAMONDS**

Dentonia's diamond consultant, Dr. Felix Kaminsky, P. Geo., B.C. has reviewed the geological and other data available from the DO27 kimberlite pipe, Lac de Gras, NWT, located south and immediately adjoining the Diavik Diamond Mine, and made the following observations:

> "The 2005 mini-bulk sampling program on Kimberlite Pipe DO-27 (core drilling, large-diameter RC drilling, sampling and sample processing), organized by Peregrine Diamonds Ltd., demonstrated good potential of the Pipe. After processing 151.7 dry metric tonnes of two types of kimberlites from six RC drill holes, 1,807 diamonds coarser than 1 mm with the total weight of 136.99 carats, were extracted. This gives an average diamond grade, in the pipe, of 0.90 ct/t (Southern Lobe or Main Vent) with variations in different samples ranging from 0.70-1.03 ct/t. In the case of substantial ore reserves and a high enough average diamond price, the DO27 pipe may be of economic importance.
>
> Based on the analysis of the reviewed materials, it is concluded that a significant amount of diamond crystals were destroyed during the RC drilling and sample processing. The real diamond size distribution plot should be different from the existing ones; stones significantly greater than 2.66-2.93 ct (recorded in the 2005 program) should exist in kimberlite Pipe DO-27. Respectively, one can expect higher prices for diamonds from Pipe DO-27 than the prices valued to date (US$58-78 per one carat). One can expect a higher diamond grade in some parts of the DO-27 pipe."

**Observation with respect to Smaller Diamonds**

"The 2005 sampling program rejected small-sized diamonds. It was done during the performance of two operations.

1) At the LD drill, samples were treated with a vibrating screen "to remove the minus 20 mesh (0.85mm) slimes" [Technical Report, paragraph 13.2.1].

2) At the Ekati plant, the class-1mm was removed to the tailings [Technical Report, paragraph 16.2.1]

This means that diamonds finer than 1mm in size were not recovered from mini bulk samples.

At this early stage of exploration of a new pipe, it would be reasonable not to exclude smaller diamonds from the processing. The 1993-1994 Kennecott data on caustic fusion of DO-27 kimberlite indicate that a great number of small diamonds exist in this pipe.

There are kimberlitic pipes in which the recovery of small diamonds (-1+0.5mm) is economically valuable (e.g. Mir pipe in Yakutia). To my knowledge the Venetia pipe in South Africa contains a large proportion of small diamonds as well.

The -1+0.5 class may comprise a significant part of diamond crystals in Pipe DO-27, and their value should be estimated prior to the rejection. Including stones -1mm may increase the diamond grade in Pipe DO-27. A cut-off diamond grade should be established later, at the feasibility stage."

It should be noted that the diamonds from the 1994 bulk sample, generally small diamonds, were revalued in 2005, values of between US$41.62 to US$54.34 per carat were obtained, a marked increase from the 1994 valuation of US$21.70 per carat and appears to be greater than the increase in diamond prices, since 1994, would predict.

From these observations and a statistical analysis of the diamond size distribution plot, the grade and the value of the diamonds within the DO27 Kimberlite may be higher and better than reported to date.

Dr. Felix Kaminsky in his report to Dentonia suggested, to eliminate these problems and get a more correct grade and valuation of the diamonds within DO27, a more elaborate and costly sampling method at the Southern Lobe or Main Vent DO27 than is currently proposed, at an estimated total cost of $16,233,000, (see Dentonia's news release of December 14, 2005).

Such changes were considered by Peregrine too late in the planning process of the current program and fall outside the parameter of the program proposed by Howard Coopersmith, P.Geo., in his 43-101 report to Dunsmuir/Peregrine.

**DENTONIA RESOURCES LTD.**

*"Adolf A. Petancic"*

Adolf A. Petancic, President

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 5, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



Dear Sirs/Mesdames:

Re: News Release dated January 5, 2006

Enclosed is a copy of our News Release dated January 5, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 5, 2006

For Immediate Release
TSX Venture: "DTA"

## NON BROKERED PRIVATE PLACEMENT OF 600,000 UNITS

Due to an oversight, the private placement first announced on November 16, 2005 and closed on December 23, 2005 for 18,443,501 units, (12,183,501 non-flow-through units at $0.15, and 6,260,000 flow-through units at $0.20) netting Dentonia $3,079,525, but left 8 potential placees off the final list.

In order to rectify this situation, Dentonia has agreed to sell by way of a non-brokered private placement up-to 600,000 units, either at $0.18 for the non-flow-through units or $0.20 for the flow-through units, all subject to regulatory approval.

The non-flow-through units, at a subscription price of $0.18, consist of one common share and one non-transferable warrant attached, exercisable over 2 years, at $0.25 during the 1st year and at $0.35 during the 2nd year.

The flow-through units, at a subscription price of $0.20, consist of one flow-through share and one non-flow-through, non-transferable warrant attached, exercisable over 2 years at $0.25 during the 1st year, and $0.35 during the 2nd year.

This private placement shall and must be closed on or before Tuesday, January 31, 2006. Shares and warrants to be issued will have a hold period of 4 months plus 1 day from the date of distribution of the units.

Funds realized will be used for general corporate purposes, diamond exploration of the DO27 and DO18 kimberlites and surrounding claims, and for gold and base metal exploration at the Atkinson Gold and Thomlinson Molybdenum Prospects.

**DENTONIA RESOURCES LTD.**

*"Adolf A. Petancic"*

Adolf A. Petancic, President